UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)*

vTv Therapeutics Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

918385 105
(CUSIP Number)

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel MacAndrews & Forbes Incorporated 35 East 62nd Street New York, NY 10065 212-572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New  York, NY 10019-6064
(212) 373-3000

August 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 11
CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,619,933 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,619,933 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,619,933 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes (i) 2,535,666 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of the Issuer and (ii) 23,084,267 shares of Class A Common Stock issuable upon exchange of 23,084,267 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC that are beneficially owned by the “Reporting Persons” (as defined below).  The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.  Includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Ronald O. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.

(2)
The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,693,254 shares of Class A Common Stock outstanding and (ii) 23,119,246 shares of Class A Common Stock that are issuable in exchange for the 23,119,246 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of August 2, 2017.

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 11
CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 575,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 575,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)
The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,693,254 shares of Class A Common Stock outstanding and (ii) 23,119,246 shares of Class A Common Stock that are issuable in exchange for the 23,119,246 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of August 2, 2017.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 11
CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 575,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 575,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)
The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,693,254 shares of Class A Common Stock outstanding and (ii) 23,119,246 shares of Class A Common Stock that are issuable in exchange for the 23,119,246 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of August 2, 2017.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 11
CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MFV Holdings One LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,339,499 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,339,499 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,339,499 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,693,254 shares of Class A Common Stock outstanding and (ii) 23,119,246 shares of Class A Common Stock that are issuable in exchange for the 23,119,246 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of August 2, 2017.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 11
CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON M&F TTP Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,378,833 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,378,833 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,378,833 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The information set forth in Item 5 is incorporated by reference.  Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,693,254 shares of Class A Common Stock outstanding and (ii) 23,119,246 shares of Class A Common Stock that are issuable in exchange for the 23,119,246 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of August 2, 2017.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 11
CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON M&F TTP Holdings Two LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,378,833 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,378,833 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,378,833 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The information set forth in Item 5 is incorporated by reference.  Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,693,254 shares of Class A Common Stock outstanding and (ii) 23,119,246 shares of Class A Common Stock that are issuable in exchange for the 23,119,246 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of August 2, 2017.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 11
This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, as further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015 and as further amended by Amendment No. 3 to the statement on Schedule 13D, dated April 6, 2016 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), and M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 4 is being filed because the number of shares of Class A Common Stock beneficially owned by the Reporting Persons has increased by an amount in excess of one percent of the total number of shares of Class A Common Stock outstanding.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The funds used for the purchase of 145,000 shares of the Class A Common Stock were derived from general working capital.  The purchases were effected through open market transactions on April 8, 2016, August 10, 2017, August 11, 2017, August 14, 2017 and August 15, 2017 by M&F Group, which purchased 10,000, 60,000, 25,000, 35,000 and 15,000 shares for weighted-average prices per share of $4.9906, $3.9827, $4.4761, $4.6496 and $4.8819, respectively.  A total of $636,735 was paid to acquire such shares.

Item 5. Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) MacAndrews & Forbes directly or indirectly controls M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  Including the 23,119,246 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding, 25,619,933 shares of Class A Common Stock are beneficially owned by Mr. Perelman and MacAndrews & Forbes; 24,339,499 shares of Class A Common Stock are beneficially owned by MFV; 22,378,833 shares of Class A Common Stock are beneficially owned by M&F TTP and M&F TTP Two; and 575,000 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group.  Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  The number of shares reported as beneficially owned by MacAndrews & Forbes includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.  Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of his pecuniary interest therein.

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and MacAndrews & Forbes represents approximately 78.1% of the Class A Common Stock, (ii) MFV represents approximately 74.1% of the Class A Common Stock, (iii) M&F TTP and M&F TTP Two represents approximately 68.2% of the Class A Common Stock and (iv) M&F LLC and M&F Group represents approximately 1.8% of the Class A Common Stock (assuming, in each case, that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,693,254 shares of Class A Common stock outstanding and (ii) 23,119,246 shares of Class A Common Stock that are issuable in exchange for the 23,119,246 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of August 2, 2017).

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 11
The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

Joint Filing Agreement
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on August 15, 2017 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Exhibit 1:
Joint Filing Agreement, dated August 15, 2017, between MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC, MacAndrews & Forbes Group LLC, MFV Holdings One LLC, M&F TTP Holdings LLC and M&F TTP Holdings Two LLC.

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 11
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2017

MacAndrews & Forbes Incorporated

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MFV Holdings One LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings Two LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 11
Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of vTv Therapeutics Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: August 15, 2017

MacAndrews & Forbes Incorporated

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MFV Holdings One LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings Two LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President